Exhibit 99.1

Harry Winston Diamond Corporation files Annual Report on Form 40-F with SEC

TORONTO, April 18 /CNW/ - Harry Winston Diamond Corporation (TSX: HW, NYSE: HWD) (the "Company"), has filed with the U.S. Securities and Exchange Commission its annual report on Form 40-F, which includes the Company's audited consolidated financial statements for the year ended January 31, 2011, and U.S. GAAP reconciliation included therewith as Exhibit 99.8. This document is available electronically at www.sec.gov or the Company's website at http://investor.harrywinston.com. Shareholders may also request a hard copy of the Company's audited consolidated financial statements free of charge through the Company's website or by contacting the Investor Relations Department.

About Harry Winston Diamond Corporation

Harry Winston Diamond Corporation is a diamond enterprise with premium assets in the mining and retailing segments of the diamond industry. Harry Winston supplies rough diamonds to the global market from its 40 percent ownership interest in the Diavik Diamond Mine. The Company's luxury brand segment is a premier diamond jeweler and luxury timepiece retailer with salons in key locations, including New York, Paris, London, Beijing, Tokyo, Hong Kong and Beverly Hills.

The Company focuses on the two most profitable segments of the diamond industry, mining and retailing, in which its expertise creates shareholder value. This unique business model provides key competitive advantages; rough diamond sales and polished diamond purchases provide market intelligence that enhances the Company's overall performance.

For more information, please visit www.harrywinston.com. or for investor information, visit http://investor.harrywinston.com.

%CIK: 0000841071

For further information: Ms. Laura Kiernan, Director, Investor Relations - (212) 315-7934 or lkiernan@harrywinston.com; Ms. Kelley Stamm, Manager, Investor Relations - (416) 205-4380 or kstamm@harrywinston.com

CO: Harry Winston Diamond Corporation

CNW 17:36e 18-APR-11